Exhibit 23.7

CONSENT OF CAWLEY, GILLESPIE & ASSOCIATES, INC.

We hereby consent to the inclusion of information included or incorporated by reference in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 with respect to the oil and gas reserves of Whiting Oil and Gas Corporation’s interests in certain oil and gas producing properties located in the Postle and Northeast Hardesty fields in Texas County, Oklahoma, as of December 31, 2012, 2011 and 2010, which information has been included or incorporated by reference in this Registration Statement on Form S-3 in reliance upon the reports of this firm and upon the authority of this firm as experts in petroleum engineering. We hereby further consent to the reference to this firm under the heading “Experts” in the prospectus, which is part of such Registration Statement.

/s/ Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc.

Texas Registered Engineering Firm F-693

September 27, 2013